

PROSPECTUS SUPPLEMENT NO. 9
(To Prospectus Dated December 4, 2003)

CenterPoint Energy

$575,000,000
3.75% Convertible Senior Notes due 2023
and
Common Stock Issuable Upon Conversion of the Notes

This document supplements our prospectus dated December 4, 2003, relating to $575,000,000 aggregate principal amount of our 3.75% Convertible Senior Notes Due 2023 and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this prospectus supplement. The information in the following table supplements the information set forth under the caption "Selling Security Holders" in the prospectus.

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding (1)
Putnam Variable Trust – Putnam VT High Yield Fund	$445,000	*	38,428	*

* Less than 1%

(1) Calculated using 306,077,942 shares of common stock outstanding as of November 3, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes.

Investing in the notes involves risks. See "Risk Factors" beginning on page 10 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 1, 2004.